UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimates average burden | |
| Hours per response . . . | 12.00 |

[redacted]

08027210

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 42836 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

| GREENWICH, | CT | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE — (203) 629-2181
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
Section
FEB 29 2008
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CONNECTICUT )
COUNTY OF FAIRFIELD ) SS: JANUARY 28, 2008

Signature

PRESIDENT & CEO
Title

Notary Public
PHILIP H. BARTELS

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BCP SECURITIES, LLC & SUBSIDIARIES

## CONSOLIDATED STATEMENT OF

## FINANCIAL CONDITION

## DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiaries as of December 31, 2007. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2008

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | | $ 2,112,590 |
| Due from brokers | | 719,971 |
| Securities owned, at market value | | 3,858,050 |
| Furniture, equipment and leasehold improvements | $ 572,816 | |
| Less: accumulated depreciation and amortization | (331,997) | |
| | | 240,819 |
| Security deposit and other assets | | 462,313 |
| TOTAL ASSETS | | $ 7,393,743 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities: | |
| Accrued expenses and other liabilities | $ 1,609,091 |
| Securities sold, not yet purchased, at market value | 260,312 |
| TOTAL LIABILITIES | 1,869,403 |
| Members' capital | 5,524,340 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 7,393,743 |

The accompanying notes are an integral part of this consolidated financial statement.

# BCP SECURITIES, LLC & SUBSIDIARIES
# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
# DECEMBER 31, 2007

## NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc.("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2007, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

The Company has two wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain) and BCP Securities Asia Pte Ltd. (Singapore), (the "Subsidiaries"). The Subsidiaries operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV"). The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at market, and the resulting unrealized gains and losses are included in investment income. The value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would be expected to impact market prices, value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments traded in a different market or management's estimates of amounts to be realized on settlement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

The Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

NOTE 3. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Subsidiaries do incur foreign taxes within the jurisdictions that they have operations and are reflected in the consolidated financial statements.

NOTE 4. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2007 in the amount of approximately $361,413.

NOTE 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2007, the Company had net capital of $1,815,935 and excess net capital of $1,708,657.

## NOTE 6. COMMITMENTS

The Company's lease on its Greenwich, Connecticut office expired on October 1, 2006, at which time the Company entered into a new lease for office space in the same building. The new lease commenced on June 1, 2006 and expires on May 31, 2010. On August 30, 2007 they signed an agreement in which they took additional space in their Connecticut office. The Company also has a lease on an office in Miami, Florida. The lease commenced on November 1, 2005 and expires on October 31, 2008. Future minimum lease payments are as follows:

| Year ending December 31, | CT Amount | Miami Amount | Total Amount |
|---|---|---|---|
| 2008 | $ 348,445 | $ 25,540 | $ 373,985 |
| 2009 | 348,445 | - | 348,445 |
| 2010 | 145,815 | - | 145,815 |
| | $ 842,705 | $ 25,540 | $ 868,245 |

## NOTE 7. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

END